UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date July 23, 2007	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

DISCLOSEABLE TRANSACTION
PURCHASE OF TEN AIRBUS A320 SERIES AIRCRAFT

On 17th July, 2007, the Company entered into the Agreement with Airbus SAS regarding the purchase of ten Airbus A320 series aircraft (with engines).

The Agreement constitutes a discloseable transaction of the Company under the Listing Rules as applied by the Stock Exchange. The Company will issue and despatch to its shareholders a circular containing the information required under the Listing Rules in relation to the Agreement.

As announced by the Company on the clarification announcement dated 30th May, 2007, there is a material event, that is, the introduction of strategic investors by the Company, which is pending disclosure, and the Company is in preparation of such information for disclosure, and trading in the H shares of the Company has been suspended since 22nd May, 2007. Trading in the H shares will remain suspended until the publication of a further announcement which is price-sensitive in nature.

THE AGREEMENT

On 17th July, 2007, the Company entered into the Agreement with Airbus SAS regarding the purchase of the Aircraft in accordance with the terms and conditions thereof.

To the best knowledge, information and belief of the Company’s directors having made all reasonable enquiry, Airbus SAS and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.
Aircraft to be acquired	:	The Aircraft (i.e. ten brand new Airbus A320 series aircraft (with engines)).

Consideration	:
The aircraft basic price of the Aircraft in aggregate is approximately US$613 million (RMB4.64 billion) based on the relevant price catalog in 2005. Such aircraft basic price comprises the airframe price (which is subject to price escalation by applying a formula), optional features prices and engine price.

The Agreement was negotiated and entered into in accordance with customary business and industry practice, under which Airbus SAS has granted to the Company significant price concessions with regard to the Aircraft. These will take the form of credit memoranda which may be used by the Company towards the purchase of the Aircraft or spare parts, goods and services or may be used towards the final delivery invoice payment of the Aircraft. Such credit memoranda were determined after arm’s length negotiations between the parties and as a result, the actual consideration for the Aircraft is lower than the aircraft basic price of the Aircraft mentioned above.

Based on such actual consideration under the Agreement, the relevant “percentage ratio” calculated under Rule 14.07 of the Listing Rules at the material time is above 5% but less than 25%, the Agreement constitutes a discloseable transaction of the Company under the Listing Rules as applied by the Stock Exchange, and is therefore not subject to shareholders’ approval under the Listing Rules. In respect of the transaction, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules, and has therefore on separate occasions raised the issue with Airbus SAS in order to seek its consent to the Company’s disclosing certain otherwise required information (including the relevant consideration involved) in the relevant announcements and circulars. Nonetheless, Airbus SAS, for business reasons and from a commercial perspective, did not accede to the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Aircraft.

The Company confirms that the extent of the price concessions granted to the Company under the Agreement is comparable with the price concessions that the Company had obtained under its agreement entered into in June 2006 with Airbus SAS regarding the purchase of certain Airbus A320 series aircraft. The Company believes that there is no material impact of the price concessions obtained under the Agreement on the Company’s operating costs taken as a whole.

Payment terms and source of funding	:
The consideration under the Agreement is payable by cash in United States dollars in instalments, and is, as currently contemplated, being funded principally by way of bank loans or other financial arrangements from banking institutions.

Delivery	:	The Aircraft are expected to be delivered to the Company in stages from March 2011 to June 2012.

GENERAL

The Company and Airbus SAS	:	The Company is principally engaged in the business of civil aviation. Airbus SAS, to the Directors’ knowledge, is principally engaged in the business of manufacturing and selling aircraft.

Reasons for entering into the transaction and benefits expected to accrue to the Company	:
The Company expects that the Aircraft will be introduced to satisfy the increasing demand in the domestic short to middle range passenger air-routes. It is also believed that the transaction will and competitiveness in the market segment serving short to middle range enhance the Company’s market share passenger air-routes, thereby improving its aviation network coverage and profitability.

As mentioned above, the consideration is being funded principally by way of financial arrangements with banking institutions. The transaction may therefore result in an increase in the Company’s debt-to-equity ratio, but is not expected to impact on the Company’s cash-flow position or its business operations.

The transaction has been approved by the board of directors of the Company and the relevant regulatory authority(ies) in the PRC in compliance with the relevant regulatory requirements.

The Company’s directors believe that the terms of the Agreement are fair and reasonable and in the interests of the Company’s shareholders as a whole.

FURTHER INFORMATION

The Company will issue and despatch to its shareholders a circular containing the information required under the Listing Rules in relation to the Agreement.

As announced by the Company on the clarification announcement dated 30th May, 2007, there is a material event, that is, the introduction of strategic investors by the Company, which is pending disclosure, and the Company is in preparation of such information for disclosure, and trading in the H shares of the Company has been suspended since 22nd May, 2007. Trading in the H shares will remain suspended until the publication of a further announcement which is price-sensitive in nature.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Agreement”	means the agreement entered into on 17th July, 2007 by the Company with Airbus SAS regarding the purchase of the Aircraft;

“Airbus SAS”	means Airbus SAS, a company created and existing under the laws of France;

“Aircraft”	means ten brand new Airbus A320 series aircraft (with engines);

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“RMB”	means renminbi, the lawful currency of the PRC;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“US$”	means United States dollar, the lawful currency of the United States of America.

For illustration purpose only, translation of US$ to RMB is made in this announcement at the rate of US$1.00 to RMB7.57. No representation is made that any amount in RMB or US$ could have been or could be converted at such rate or at any other rate or at all.

By order of the board of the directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors as at the date of this announcement are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the PRC
20th July, 2007